SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On December 12, 2014, Mobileye N.V. held its 2014 annual general meeting of shareholders (the “Annual General Meeting”) at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 1:00 P.M., Amsterdam time. In accordance with Dutch law, only holders of record of the Company’s registered ordinary shares outstanding at the close of business in New York on November 14, 2014 were entitled to attend and vote at the Annual General Meeting. The following proposals were approved at the Annual General Meeting with the following vote tallies:

Proposal	For	Against	Abstain	Total Votes Cast

Adoption of the Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2013 (the “2013 Accounts”); and approval of the addition of the Company’s net income for the financial year ended December 31, 2013, as set forth in the 2013 Accounts, to the Company’s retained earnings reserve.	158,558,802 (73.90% of issued share capital)	62,590 (0.03% of issued share capital)	154,911 (0.07% of issued share capital)	158,776,303

To grant Vivian Rinat, the sole managing director of the Company during the year 2013, discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) for her management of the Company during the year ended December 31, 2013.	156,197,013 (72.80% of issued share capital)	1,802,064 (0.84% of issued share capital)	777,226 (0.36% of issued share capital)	158,776,303

To grant discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) to all of the former members of the Supervisory Board of the Company for their supervision of the management of the Company during the year ended December 31, 2013.	156,175,488 (72.79% of issued share capital)	1,822,942 (0.85% of issued share capital)	777,873 (0.36% of issued share capital)	158,776,303

To amend the Articles of Association of the Company in accordance with the draft deed of amendment presented to the Annual General Meeting and to authorize its execution and delivery in accordance with Dutch law by each lawyer, each notary and each candidate notary of Van Campen & Partners N.V.	157,066,468 (73.21% of issued share capital)	1,422,445 (0.66% of issued share capital)	287,391 (0.13% of issued share capital)	158,776,304

The complete Notice of and Agenda for the Annual General Meeting, including the related Shareholders Circular, is available on the Company’s website, www.mobileye.com, was furnished to the Securities and Exchange Commission (“SEC”) under cover of Form 6-K on November 17, 2014, and was made available to the Company’s shareholders in accordance with applicable requirements. The 2013 Accounts were also furnished to the SEC under cover of Form 6-K on December 2, 2014.

The 2013 Accounts and the minutes of the Annual General Meeting will be posted on the Company’s website by no later than December 15, 2014.

Exhibit No.	Description of Exhibit

99.1	2013 Dutch statutory accounts of the Company; incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on December 2, 2014
99.2	Articles of Association, as amended through December 12, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2014

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer